

May 11, 2018

Sean Deason
Vice President Controller
WABCO Holdings Inc.
2770 Research Drive
Rochester Hills, Michigan 48309-3511

   Re: WABCO Holdings Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed February 16, 2018
    Form 10-Q for the Quarter Ended March 31, 2018
    Filed April 19, 2018
    File No. 001-33332

Dear Mr. Deason:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

General

1. In a letter to the staff dated June 8, 2015, you stated that your non-U.S. affiliates made sales of aftermarket parts and components to entities in Sudan and Syria. Additionally, a press release on your website states that Daimler Trucks extended its long-term supply agreement with you for new automated manual transmission control technology to support its series production around the world. A Daimler website indicates that Daimler Trucks has regional centers with responsibility for sales and customer service for Sudan and Syria.As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, affiliates distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 48

2.   We note that as of December 31, 2017 you had $386.1 million of short-term variable rate debt. Please revise to discuss your sensitivity to these changes in interest rates using one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Notes to Financial Statements
Note 20. Business Combinations, page 87

3.   We note your disclosure that the acquisition of Meritor WABCO was accounted for as a step-acquisition which resulted in a gain on remeasurement of equity method investment of $243.5 million. Please explain to us and revise to disclose the valuation techniques used to measure the acquisition-date fair value of the equity interest held immediately prior to the business combination and any information that enables investors to assess the inputs used to develop that fair value measurement. See guidance in ASC 805-10-50-2(g)(3)-(4).

Form 10-Q for the Quarter Ended March 31, 2018

Notes to the Financial Statements
Note 3. Revenue from Contracts With Customers, page 9

4.   We note that for both OEM and Aftermarket contracts, you estimate volume discounts based on the most likely amount.In light of the fact that you appear to have a large number of contracts with similar characteristics, please explain to us why you believe this is a more appropriate method than expected value.See guidance at ASC 606-10-32-8.

5.   We note your disclosure that revenue for OEM serial production contracts requiring customization is generally recognized at a point in time. Please explain to us why you believe these contracts do not meet the criteria for over time recognition, specifically the criteria that they have no alternative use and you have enforceable right of payment. See guidance at ASC 606-10-25-27. Also, for those contracts that do meet the over time recognition criteria please tell us and disclose the nature of the input method you will use to recognize revenue as you produce the specified units. Also, disclose why this method

provides a faithful depiction of the transfer of the goods. See ASC 606-10-50-18.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflett at 202-551-3375 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Melissa Raminpour at 202-551-3379 with any other questions.

Division of Corporation Finance
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